July 18, 2013

SPROTT RESOURCE LENDING CORP. SHAREHOLDERS
APPROVE ARRANGEMENT WITH SPROTT INC.

Toronto, Ontario – Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) (TSX:SIL) (NYSE MKT:SILU) is pleased to announce that its shareholders have approved the previously announced plan of arrangement involving the Company and Sprott Inc. (“Sprott”) (TSX:SII) under the Canada Business Corporations Act pursuant to which Sprott will acquire all of the outstanding common shares in the capital of the Company (the “Arrangement”). Under the terms of the Arrangement, each Sprott Resource Lending shareholder (other than Sprott) will receive 0.5 of a Sprott common share and C$0.15 in cash for each Sprott Resource Lending common share held.

Over 98.8% of Sprott Resource Lending common shares voted at today’s annual and special meeting of shareholders (the “Meeting”) voted in favour of the special resolution approving the Arrangement. In addition, 98.4% of Sprott Resource Lending common shares held by minority shareholders of the Company voted in favour of the special resolution approving the Arrangement. Approximately 74.6% of the issued and outstanding Sprott Resource Lending common shares were represented at the Meeting. Details of the voting results will be filed under the Company’s profile on SEDAR at www.sedar.com.

Sprott Resource Lending will apply for a final order from the Ontario Superior Court of Justice approving the Arrangement at a hearing, scheduled for 12:15 p.m. (Toronto time) on July 19, 2013, and, assuming receipt of court approval and all other conditions to the Arrangement being satisfied or waived, Sprott Resource Lending expects that the Arrangement will close on or about July 24, 2013.

Sprott Resource Lending also announces that the following nine nominees listed in the Company’s Amended and Restated Management Information Circular dated June 26, 2013 were elected as directors at the Meeting to serve until the earlier of (a) the time immediately prior to the effective time of the Arrangement and (b) the next annual general meeting of shareholders of the Company or until successors are elected or appointed in accordance with applicable laws and the Company’s by-laws:

Nominees	Votes For
Murray Sinclair	84,341,463	94.17%
Peter Grosskopf	87,936,231	98.19%
David Black	87,890,600	98.14%
Brian Bayley	87,438,860	97.63%
Donald Copeland	87,862,647	98.10%
Paul Dimitriadis	84,496,765	94.35%
Murray John	84,361,238	94.19%
Dale Peniuk	84,692,825	94.56%
Stewart Robertson	87,901,068	98.15%

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending with day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Investor Contact Information:

Sprott Resource Lending Corp.

Narinder Nagra, President and COO
604-488-8719
or
Jim Grosdanis, CFO
416-943-4698

Caution Regarding Forward-Looking Statements and Information

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (a) the inability of Sprott Resource Lending to obtain approval of the transaction by the court and the other regulatory approvals; and (b) the occurrence of any other event, change or other circumstance that could give rise to the termination of the Arrangement Agreement (as defined in the information circular), or the delay of consummation of the transaction or failure to complete the arrangement for any other reason.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Sprott Resource Lending does not assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.